SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35185; File No. 812-15450

Crescent Capital BDC, Inc., et al.

May 2, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Crescent Capital BDC, Inc.; Crescent Private Credit Income Corp.; Crescent Capital Group LP; Crescent Cap Advisors, LLC; Crescent Direct Lending Management, LLC; Crescent SBIC Management, LLC; Crescent Credit Europe LLP; Crescent Direct Lending SMA Management LLC; Crescent Private Credit Partners Management LLC; Crescent Cap NT Advisors, LLC; Crescent Mezzanine Partners VI, LP; Crescent Mezzanine Partners VIB, LP; Crescent Mezzanine Partners VIC, LP; Crescent Capital High Income Fund, LP; Crescent Capital High Income Fund B, L.P.; Crescent Credit Europe CAA SCS; Crescent Credit Europe MM SCS; Crescent Credit Solutions VIII, L.P.; Crescent Credit Solutions VIIIB, SCSp; Crescent Credit Solutions VIIIC (Solvency II), SCSp; Crescent Credit Solutions VIII A-2, LP; Crescent Credit Opportunities Fund, L.P.; Crescent Credit Opportunities Fund (Cayman), L.P.; Crescent

Credit Opportunities Fund AIF, SCSP; Crescent Senior Secured Floating Rate Loan Fund, LLC; Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP; Crescent/Kamehameha Schools Partnership, LP; NPS/Crescent Strategic Partnership, LP; NPS/Crescent Strategic Partnership II, LP; Crescent (TX) Direct Lending Fund, L.P.; Crescent Direct Lending Fund, L.P.; Crescent Direct Lending Levered Fund (Cayman), LP; Crescent Direct Lending Levered Fund (Delaware), LP; CDL Unit Trust (Ireland); CDL Investment Subsidiary II, LP; CDL Levered Fund II, LP; Crescent Direct Lending Fund II (Ireland), LP; Crescent Direct Lending Fund II (Canada), LP; Crescent Direct Lending Levered Fund II (Cayman), LP; Crescent Direct Lending Levered Fund II (Delaware), LP; Crescent Direct Lending Fund II (Delaware), LP; CDL Unlevered III Investment Subsidiary LP; CDL Levered III Investment Subsidiary LP; Crescent Direct Lending Fund III LP; Crescent Direct Lending Fund III (Delaware), LP; Crescent Direct Lending Fund III (Cayman) LP; Crescent Direct Lending Fund III (Ireland) LP; Crescent Direct Lending Fund III Note Feeder LP; Crescent Direct Lending Fund III (Canada) LP; Crescent Direct Lending Levered Fund, L.P.; Crescent Direct Lending Levered Fund III (Cayman), LP; Crescent Direct Lending Levered Fund III (Delaware), LP; Crescent Direct Lending Levered Fund III Note Feeder LP; Crescent Direct Lending Levered Fund III (Ireland) LP; Crescent Direct Lending Fund III (UK) LP; Crescent Direct Lending SBIC Fund, L.P.; Crescent Special Situations Fund (Investor Group), L.P.; Crescent European Specialty Lending Fund, L.P.; Crescent European Specialty Loan Fund SCS, SICAV-FIS; Crescent European Specialty Lending Fund (Levered) LP; Crescent European Specialty Lending Fund (Cayman-Levered) LP; Crescent European Specialty Lending Fund (Cayman) LP; Crescent European Specialty Lending Fund for ERISA Plans LP; Crescent European Specialty Lending Fund II (Delaware) LP; Crescent European Specialty Lending Fund II (Levered) LP; Crescent European

Specialty Lending Fund II (Cayman-Levered) LP; Crescent European Specialty Lending Fund II (Cayman-Levered EUR) LP; Crescent European Specialty Lending Fund II (Cayman) LP; Crescent European Specialty Loan Fund II SCSp; Crescent European Specialty Loan Fund II (GBP) SCSp; Crescent Mezzanine Partners VII (LTL), L.P.; Crescent Mezzanine Partners VII, L.P.; Crescent Mezzanine Partners VIIB, L.P.; Crescent Mezzanine Partners VIIC (LTL), L.P.; Crescent Mezzanine Partners VIIC, L.P.; Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P.; Crescent Mezzanine Partners VII (PA Co-Investment), LP; Crescent Mezzanine Partners VII (PA Co-Investment II), LP; Crescent Mezzanine Partners VII (PA Co-Investment III), LP; CPCP Levered Unitranche Investments LP; CPCP Unitranche Investments LP; Crescent Private Credit Partners LP; Crescent Private Credit Partners Levered Unitranche Fund (DE) LP; Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP; Crescent Private Credit Partners Levered Unitranche Note Feeder LP; Crescent Private Credit Partners Unitranche Fund (DE) LP; Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP; Crescent Private Credit Partners Unitranche Note Feeder LP; Crescent Private Credit Partners Unitranche Fund (Ireland) LP; Income Credit Strategies (Series C) LP; Crescent LACERS SMA Partnership, LP; Crescent Ginkgo LP, Crescent K Investments, L.P.; CESL-A Coinvest Fund SCSp.; Crescent CRPTF Multi-Strat L.P.; Crescent CRPTF Private Credit L.P.; Crescent/AEGIS Partnership, L.P.; Crescent European Specialty Lending Fund III (GBP) SCSp; Crescent European Specialty Lending Fund III SCSp; Crescent European Specialty Lending Fund III (Cayman-Levered) LP; CRESCENT European Specialty Lending Fund III (Delaware) LP; and Crescent CLO Equity Funding II, LP.

<u>Filing Dates</u>: The application was filed on April 4, 2023, and amended on October 25, 2023.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on May 28, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: George Hawley, Crescent Capital Group LP, at George.Hawley@crescentcap.com, with a copy to Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP, at Michael.Hoffman@skadden.com.

FOR FURTHER INFORMATION CONTACT: Adam S. Lovell, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated October 25, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Assistant Secretary.